Exhibit 12.1

Ratio of Earnings to Fixed Charges

Rotech Healthcare Inc.

(In thousands)

	Predecessor Company (1)				Successor Company (1)
	Year Ended December 31, 2001		Three Months Ended March 31, 2002		Nine Months Ended December 31, 2002		Year Ended December 31,
							2003		2004		2005
Ratio of Earnings to fixed charges
Pretax earnings (loss)	$21,592		$(156,543)		$29,053		$15,338		$63,574		$9,159
Add:
Fixed charges	7,832		1,900		40,333		49,999		41,253		41,039

Total earnings (loss) (A)	$29,424		$(154,643)		$69,386		$65,337		$104,827		$50,198

Interest expense	$74		$14		$33,556		$41,884		$33,967		$32,694
Estimate of the interest within rental expense	7,758		1,886		6,777		8,115		7,286		8,345

Total fixed charges (B)	$7,832		$1,900		$40,333		$49,999		$41,253		$41,039

Ratio (A/B)	3.76	x	(81.39	)x(2)	1.72	x	1.31	x	2.54	x	1.22	x

(1)	Our predecessor, Rotech Medical Corporation, emerged from bankruptcy on March 26, 2002 and subsequently transferred to Rotech Healthcare Inc. substantially all of its assets used by it in connection with its businesses and operations (including the stock of substantially all of its subsidiaries), in a restructuring transaction. The “Predecessor Company” refers to the business and operations of Rotech Medical Corporation and its subsidiaries for all periods prior to April 1, 2002 and “Successor Company” refers to the business and operations of Rotech Healthcare Inc. and its subsidiaries for all periods after March 31, 2002.
(2)	The dollar amount of the deficiency for the three months ended March 31, 2002 was $(156,543). Such amount includes approximately $182,291 of reorganization expense to write-down the Predecessor Company’s assets to fair market value.